McDermott International, Inc.

757 N. Eldridge Pkwy.

Houston, Texas 77079

USA

Tel: +1 281 870 5000

mcdermott.com

May 30, 2019

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F. Street, N.E.

Washington, D.C. 20549

Re:McDermott International, Inc.

Form 10-K for Fiscal Year Ended December 31, 2018

Filed February 25, 2019

Form 8-K filed April 29, 2019

Response filed May 2, 2019

File No. 001-08430

Dear Mr. O’Brien:

Set forth below is the response from McDermott International, Inc. to the comment of the staff of the United States Securities and Exchange Commission, dated May 20, 2019, concerning our Form 8-K filed on April 29, 2019 (the “April 29 Form 8-K”).

For convenience of reference, we are repeating the comment prior to providing our response.

Reconciliation of Non-GAAP Financial Measures, page 17

Comment 1

Please tell us why you did not include an adjustment for your non-GAAP measure, adjusted net income, to exclude the $16 million tax benefit from a favorable court ruling on tax matters. Please refer to Question 100.03 of the updated Non-GAAP Compliance and Disclosure Interpretations.

Response 1

As noted in the press release furnished with the April 29 Form 8-K, we believe that certain non-GAAP financial measures provide useful supplemental information to investors regarding the underlying business trends and performance of our ongoing operations and are useful for period-over-period comparisons of those operations.  With regard to our presentations of adjusted net income (loss), the press release also noted that our non-GAAP adjustments represent items that our management does not consider to be representative of our normal operations.

In response to the Staff’s comment, we note that we carefully evaluate both negative and positive amounts in determining the appropriateness of the adjustments included in the non-GAAP measures in accordance with the principals set forth in Question/Answer 100.03 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Historically, we have not excluded the results of favorable or unfavorable tax court rulings or other tax authority dispute resolutions related to uncertain tax positions from our non-GAAP financial measures. We consider such results, whether favorable or unfavorable, to be representative of our normal operations and have therefore consistently included such charges or benefits in adjusted net income (loss). Examples include: 1) a $4.2 million decrease in the provision for income taxes as a result of the final settlement of certain tax matters, as disclosed in our Form 10-Q filed on November 9, 2015; 2) a $2.5 million charge in the first quarter of 2017 associated with a tax audit in our Middle East region; and 3) a $2.9 million tax benefit in the first quarter of 2017 associated with a 2010 audit case in our Asia Pacific region.

Due to the factors detailed above, we believe the $16 million tax benefit from the favorable court ruling on tax matters was appropriately excluded from presentation as an adjustment to our non-GAAP financial measure, adjusted net income (loss), and is in accordance with Question/Answer 100.03 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Please call Christopher A. Krummel, Global Vice President, Finance and Chief Accounting Officer, if you have any questions regarding this submission.

/s/ Stuart Spence

Stuart A. Spence

Executive Vice President and Chief Financial Officer

cc:Tracey Houser (Staff)

Marsha C. Williams (Audit Committee Chair)

John M. Freeman (Executive Vice President, Chief Legal Officer and Corporate Secretary)

Ted W. Paris (Baker Botts L.L.P.)

Ernst & Young LLP

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